UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     ) *

EP Energy Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

268785102

(CUSIP Number)

December 31, 2014

(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed :

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

CUSIP No. 268785102

1	NAME OF REPORTING PERSONS GIC Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 12,509,968(1) shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 12,509,968(1) shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,509,968(1) shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%(2)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Based on the number of shares of Class A Common Stock of the Issuer held indirectly by the Reporting Person through EPE 892 Co-Investors II, L.P. See Item 4.
(2)	Based on 244,800,513 shares of Class A Common Stock outstanding as of October 30, 2014 according to the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 5, 2014.

CUSIP No. 268785102

1	NAME OF REPORTING PERSONS GIC Special Investments Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 12,509,968(1) shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 12,509,968(1) shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,509,968(1) shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%(2)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Based on the number of shares of Class A Common Stock of the Issuer held indirectly by the Reporting Person through EPE 892 Co-Investors II, L.P. See Item 4.
(2)	Based on 244,800,513 shares of Class A Common Stock outstanding as of October 30, 2014 according to the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 5, 2014.

CUSIP No. 268785102

1	NAME OF REPORTING PERSONS Seabed Veil Investment Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 12,509,968(1) shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 12,509,968(1) shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,509,968(1) shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%(2)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Based on the number of shares of Class A Common Stock of the Issuer held indirectly by the Reporting Person through EPE 892 Co-Investors II, L.P. See Item 4.
(2)	Based on 244,800,513 shares of Class A Common Stock outstanding as of October 30, 2014 according to the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 5, 2014.

Item 1(a) Name of Issuer

EP Energy Corporation

Item 1(b) Address of Issuer’s Principal Executive Offices

1001 Louisiana Street

Houston, TX 77002

Item 2(a) Name of Persons Filing

GIC Private Limited

GIC Special Investments Pte. Ltd.

Seabed Veil Investment Pte. Ltd.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A and is incorporated herein by reference. Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. The execution and filing of the Joint Filing Agreement shall not be construed as an admission that the Reporting Persons are a group or have agreed to act as a group.

Item 2(b) Address of Principal Business Office or, if none, Residence

The address of GIC Private Limited., GIC Special Investments Pte. Ltd. and Seabed Veil Investment Pte. Ltd. is as follows:

168 Robinson Road

#37-01 Capital Tower

Singapore

068912

Republic of Singapore

Item 2(c) Citizenship

GIC Private Limited, GIC Special Investments Pte. Ltd. and Seabed Veil Investment Pte. Ltd. are established under the Companies Act of the Republic of Singapore.

Item 2(d) Title of Class of Securities

Class A Common Stock

Item 2(e) CUSIP Number

268785102

Item 3 If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4 Ownership

The number of shares of Class A Common Stock beneficially owned by GIC Private Limited, GIC Special Investments Pte. Ltd. and Seabed Veil Investment Pte. Ltd. is as follows:

Reporting Person	Amount Beneficially Owned(1)	Percent of Class(2)
GIC Private Limited	12,509,968	5.1%
GIC Special Investments Pte. Ltd.	12,509,968	5.1%
Seabed Veil Investment Pte. Ltd.	12,509,968	5.1%

Reporting Person	Voting Power		Dispositive Power
	Sole	Shared(1)	Sole	Shared(1)
GIC Private Limited	0	12,509,968	0	12,509,968
GIC Special Investments Pte. Ltd.	0	12,509,968	0	12,509,968
Seabed Veil Investment Pte. Ltd.	0	12,509,968	0	12,509,968

Seabed Veil Investment Pte. Ltd. holds certain limited partnership interests in EPE 892 Co-Investors II, L.P., which in turn, holds shares of the Issuer’s Class A Common Stock. By virtue of the EPE 892 Co-Investors II, L.P. limited partnership agreement, under which Seabed Veil Investment Pte. Ltd. has the right to direct actions to be taken by EPE 892 Co-Investors II, L.P. with respect to shares of the Issuer’s Class A Common Stock held by EPE 892 Co-Investors II, L.P. that would be allocated to Seabed Veil Investment Pte. Ltd. under the terms of the EPE 892 Co-Investors II, L.P. limited partnership agreement, Seabed Veil Investment Pte. Ltd. may be deemed to beneficially own 12,509,968 shares of the Issuer’s Class A Common Stock. Seabed Veil Investment Pte. Ltd. shares the power to vote and the power to dispose of the shares with GIC Special Investments Pte. Ltd. and GIC Private Limited, both of which are private limited companies incorporated in Singapore. GIC Special Investments Pte. Ltd. is wholly owned by GIC Private Limited and is the private equity investment arm of GIC Private Limited. GIC Private Limited is a fund manager and manages the reserves of the Government of Singapore.

The Reporting Persons disclaim membership in a group.

Item 5 Ownership of Five Percent or Less of a Class

Not applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8 Identification and Classification of Members of the Group

Not applicable.

Item 9 Notice of Dissolution of Group

Not applicable.

Item 10 Certifications

Not applicable.

(1)	Based on the number of shares of Class A Common Stock of the Issuer held indirectly by the Reporting Persons through EPE 892 Co-Investors II, L.P.
(2)	Based on 244,800,513 shares of Class A Common Stock outstanding as of October 30, 2014 according to the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 5, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of May 10, 2016.

GIC PRIVATE LIMITED

By:	/s/ Jimmy Teo
	Name:	Jimmy Teo
	Title:	Senior Vice President

By:	/s/ Lim Eng Kok
	Name:	Lim Eng Kok
	Title:	Senior Vice President

GIC SPECIAL INVESTMENTS PTE. LTD.

By:	/s/ Tay Lim Hock
	Name:	Tay Lim Hock
	Title:	Director

SEABED VEIL INVESTMENT PTE. LTD.

By:	/s/ Lenny Marlina
	Name:	Lenny Marlina
	Title:	Director

Exhibit Index

Exhibit A	Joint Filing Agreement, dated May 10, 2016, entered into by GIC Private Limited, GIC Special Investments Pte. Ltd. and Seabed Veil Investment Pte. Ltd.